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                              June 9, 2020

       John Norman
       Chief Executive Officer
       Evolution Development Group, Inc.
       10949 Esteban Drive
       Ft. Myers, FL 33912

                                                        Re: Evolution
Development Group, Inc.
                                                            Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 8, 2020
                                                            File No. 024-11127

       Dear Mr. Norman:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2020 letter.

       Amendment No. 4 to Offering States on Form 1-A

       Part III
       Exhibits, page 123

   1. Refer to your response to comment 2. Please file the written consent of Kendall
                                                        Almerico as an exhibit
to your offering statement. In this regard, we note your disclosure that Kendall Almerico
is the counsel named in your offering circular as having prepared the offering circular
and having given a legality opinion. Refer to Section 11 to Item 17 of
                                                        Part III of Form 1-A.
   2. Refer to your response to comment 3 and the Facebook post on page 1A-13-14 of Exhibit
 John Norman
Evolution Development Group, Inc.
June 9, 2020
Page 2
      1A-13. It does not appear these posts satisfy the requirements of Rule 255 of Regulation
      A. To the extent that an electronic communication is capable of including the entirety of the statements required by Rule 255 without exceeding the applicable limit on the number of characters or amount of text, the use of a hyperlink to the required statements is inappropriate. Please revise your testing the waters materials accordingly. For guidance, refer to Question 182.09 of the Securities Act Rules Compliance and Disclosure
      Interpretations.
       You may contact Theresa Brillant at 202-551-3307 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                          Sincerely,
FirstName LastNameJohn Norman
                                                          Division of
Corporation Finance
Comapany NameEvolution Development Group, Inc.
                                                          Office of Trade &
Services
June 9, 2020 Page 2
cc:       Kendall Americo
FirstName LastName